SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 4, 2002

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IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

As previously reported in our annual report on Form10-K for the year ended December 31, 2001, our subsidiary, Irwin Union Bank and Trust Company, is a defendant in *McIntosh v. Irwin Home Equity Corporation*, a purported class action lawsuit filed in the U.S. District Court in Massachusetts in July 2001. The case alleges that the loan originator, FirstPlus, an unaffiliated third-party lender, failed to comply with certain truth in lending disclosure requirements in making second mortgage home equity loans to the plaintiff borrowers and seeks rescission of the loans and other damages.

On September 30, 2002, the court granted plaintiffs' motion for certification of a class, subject to certain limitations. We are challenging the grant of class certification in this case.

If the class is ultimately upheld, the actual number of plaintiff borrowers will be determined only after a review of loan files. As specified, the plaintiff class is limited to those borrowers who obtained a mortgage loan originated with prepayment penalty provisions by FirstPlus during the three-year period prior to the filing of the suit. Only high-rate loans that are subject to the provisions of the Home Ownership and Equity Protection Act of 1994 would be included in the class. Although discovery has not yet commenced, we believe that out of approximately 200 loans acquired directly from FirstPlus through our correspondent lending channel and approximately 7,800 loans acquired from other parties in certain bulk acquisitions that may include FirstPlus originations, only a portion of these loans will satisfy all of the criteria for inclusion in the class.

We believe we have available numerous defenses to the allegations and intend to vigorously defend this lawsuit. Because this case is in the early stages of litigation, we are unable to form a reasonable estimate of potential loss, if any, and have not established any reserves related to this case.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: October 4, 2002   By: /s/ GREGORY F. EHLINGER

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GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer